UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On July 28, 2005, Veolia Environnement issued two press releases, which are attached hereto as Exhibits 99.1 and 99.2. These documents are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release dated July 28, 2005, announcing the selection of Onyx, Veolia Environnement’s waste management division, as the preferred bidder for a 26-year waste management contract with Nottinghamshire County Council (UK).
Exhibit 99.2	Press Release dated July 28, 2005, announcing the acquisition of ATC by Connex,
Veolia Environnement’s transportation division.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2005

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine___________
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief Financial
Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release dated July 28, 2005, announcing the selection of Onyx, Veolia Environnement’s waste management division, as the preferred bidder for a 26-year waste management contract with Nottinghamshire County Council (UK).
Exhibit 99.2	Press Release dated July 28, 2005, announcing the acquisition of ATC by Connex, Veolia Environnement’s transportation division.